H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

October 18, 2010

Laura Crotty

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       ABC Acquisition Corp 1505 (the “Company”) Form 10 Comment Letter

Dear Ms. Crotty:

            We are special securities counsel to the Company.

            We are in receipt of your letter (the “Letter”) from the staff of the Securities and Exchange Commission dated October 4, 2010 commenting on the Form 10 filed by the Company on September 7, 2010.

            We have reviewed the Letter and are currently, together with the Company, preparing a response thereto.   We expect to provide to you, on or before October 22, 2010, a response to your letter and file, as appropriate, an amendment to the Company’s Form 10 addressing each of the comments provided in your Letter.

            Please contact me directly should you wish to discuss the Company’s Form 10 or its response to your Letter.

                                                            Sincerely,

                                                            Joyce, Thrasher, Kaiser & Liss, LLC

                                                            /s/ H. Grady Thrasher, IV, Esq.

                                                            H. Grady Thrasher, IV, Esq.

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